CENTRUS ENERGY CORP.

6901 Rockledge Drive

Suite 800

Bethesda, MD 20817

July 6, 2023

VIA EDGAR

Ms. Anuja A. Majmudar, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centrus Energy Corp.
Registration Statement on Form S-3
Filed June 28, 2023
File No. 333-272984
Request for Acceleration

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Centrus Energy Corp. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on July 10, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Christensen at the telephone number above.

Sincerely,

CENTRUS ENERGY CORP.

By:	/s/ Philip O. Strawbridge
Philip O. Strawbridge
Senior Vice President and Chief Financial Officer

Cc: C. Brophy Christensen, O’Melveny & Myers LLP